                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                AMENDMENT No. 2
                                       TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(a) (1)


                                 Maritrans Inc.
                                ----------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)



                                   570363101
                                 --------------
                                 (CUSIP Number)


                                January 18, 2002
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


                              Stephen A. Van Dyck
                                 Maritrans Inc.
                               Two Harbour Place
                              302 Knights Run Ave.
                                   Suite 1200
                                Tampa, FL 33602
                                 (813) 209-0600
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


If the filing person has previously filed a statement on schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and two copies of the Schedule including all exhibits. See Rule 13(d)-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                               Page 2 of 6 Pages



                                       13D

______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Stephen A. Van Dyck
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS               00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       795,972 shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       -0-(1)
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       795,972 shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-(1)
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 795,972
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                             [X]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                9.3%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
_____________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT



----------
1 The filer disclaims beneficial ownership of an aggregate of 168,872 shares, which includes 102,692 issued and outstanding shares and 66,180 shares issuable within sixty (60) days of the date hereof upon the exercise of options (the "Shares"). The Shares are beneficially owned by Ms. Janice Van Dyck (formerly Janice Smallacombe), the applicant's wife. Ms. Van Dyck exercises sole voting and dispositive power over the Shares (see "Item 5. Interest in the Securities of the Issuer.").



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                                                               Page 3 of 6 Pages

                                  Schedule 13D

Item 1. Security and Issuer.

          (a)  Common Stock, par value $0.01 per share of Maritrans Inc.

          (b)  Maritrans Inc.
               Two Harbour Place
               302 Knights Run Ave., Suite 1200
               Tampa, FL 33602

Item 2. Identity and Background.

          (a)  Name: Stephen A. Van Dyck ("Filer")

          (b)  Residence or business address:

               Maritrans Inc.
               Two Harbour Place
               302 Knights Run Ave., Suite 1200
               Tampa, FL 33602

          (c)  Present principal occupation:

               Chairman and Chief Executive Officer of Maritrans Inc.

          (d)  Criminal proceedings:

               Filer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

          (e)  Civil proceedings:

               During the last five years, Filer has not been party to a civil proceeding of a judicial or administrative body or competent jurisdiction as a result of which he was or is subject to a judgement, decree or final order enjoining the future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f)  Citizenship:

               The Filer is a citizen of the United States of America.


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                                                               Page 4 of 6 Pages

Item 3. Source and Amount of Funds or other Consideration

               The Filer received the shares which increased his ownership to greater than 5% as part of the Maritrans Equity Compensation Plan. In addition, the Filer's percentage ownership of the Company has increased as a result of stock repurchases by the Company.

Item 4. Purpose of Transactions.

               The Filer was Chief Executive Officer and a director of the Issuer prior to the purchase of the Common Stock described in
               Item 5, and continues to serve in those capacities. The shares of Common Stock were purchased for investment purposes. The Filer may acquire additional securities of the Issuer or dispose of such securities in the future. Except as set forth above, the Filer has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) though (j) of this
               Item 4.

Item 5. Interest in Securities of the Issuer.

          (a) The Filer beneficially owns 795,972 shares of Common Stock, including 392,569 shares underlying stock options, which constitute 9.3% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3(d)(1). The 403,403 shares of outstanding Common Stock owned by the Filer constitutes 4.9% of the shares of Common Stock actually outstanding.

               In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, ("Rule 13d-4"), the Filer disclaims beneficial ownership of 102,692 shares owned by his wife, Ms. Janice Van Dyck. Ms. Van Dyck exercises sole voting and dispositive power over the 102,692 shares owned by her. Similarly, in accordance with Rule 13d-4, the Filer disclaims beneficial ownership of 66,180 Shares issuable within sixty (60) days of the date hereof upon the exercise of options owned by Ms. Van Dyck (the "Option Shares"). Ms. Van Dyck exercises and will exercise sole voting and dispositive power over the Option Shares. Ms. Van Dyck is Secretary of Maritrans Inc.

          (b) The Filer has sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of only the 795,972 reported shares.


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                                                               Page 5 of 6 Pages

          (c) On January 18, 2002, Mr. Van Dyck sold 158,827 shares of Maritrans Inc. common stock at $11.50 per share in connection with the tender offer by Maritrans Inc. for up to 2,000,000 shares of its common stock. On January 25, 2002, Mr. Van Dyck exercised options for 168,827 shares pursuant to the Company's Equity Compensation Plan at a price of $4.00 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               Not Applicable

Item 7. Material to be Filed as Exhibits.

               None.

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                                                               Page 6 of 6 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    February 1, 2002
                                                    ----------------
                                                         (Date)




                                             (Signature)



                                       /s/ Stephen A. Van Dyck
                                       ----------------------------------
                                       Chairman and Chief Executive Officer